Exhibit 2 (c)

DESCRIPTION OF SECURITIES

REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

As of December 31, 2021, Itaú Unibanco Holding S.A. had the following series of securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Preferred Shares, without par value	ITUB	New York Stock Exchange*

American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Preferred Share	ITUB	New York Stock Exchange

*	Not for trading purposes, but only in connection with the listing on the New York Stock Exchange of American Depositary Shares representing those Preferred Shares.

All references to (i) “Itaú Unibanco Holding,” “Itaú Unibanco Group,” “Company,” “we,” “us” or “our” are references to Itaú Unibanco Holding S.A. and its consolidated subsidiaries and affiliates, except where specified or differently required by the context; (ii) the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, or Brazil; (iii) “preferred shares” are references to our authorized and outstanding preferred shares with no par value; and (iv) “common shares” are references to our authorized and outstanding common shares with no par value. All references to “ADSs” are to American Depositary Shares, each representing one preferred share, without par value. The ADSs are evidenced by American Depositary Receipts, or “ADRs,” issued by The Bank of New York Mellon, or BNY Mellon. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars.

The following summary is subject to and qualified in its entirety by our Bylaws and Brazilian law and does not purport to be complete. Capitalized terms used but not defined herein have the meanings given to them in Itaú Unibanco Holding’s annual report on Form 20-F for the fiscal year ended December 31, 2021, or our 2021 Form 20-F, and in the Deposit Agreement (as defined below), which is an exhibit to our 2021 Form 20-F.

PREFERRED SHARES

General

Our preferred shares are traded on the São Paulo Stock Exchange (currently in the B3 S.A. – Brasil, Bolsa, Balcão (“B3”)) since 1944. Our preferred shares have been traded on the NYSE in the form of ADSs (one ADS represents one preferred share), under the symbol “ITUB”, since February 21, 2002, in compliance with NYSE and SEC requirements.

Dividend rights

Our Bylaws establish the distribution to stockholders of mandatory dividends equivalent to 25% of our net income calculated for each fiscal year, adjusted by the decrease or increase of amounts related to legal reserve, to reserve for contingencies and to its reversal related to prior years.

The mandatory dividend may be paid as dividends or interest on capital. The main difference between these forms of payment is tax-related. The payment of dividends is tax-free for stockholders.

The payment of interest on capital is subject to withholding income tax at a 15% rate, or 25% if the stockholder is a resident of or domiciled in a tax haven jurisdiction or a privileged tax regime.

The amount paid to stockholders as interest on capital, net of any withholding tax, may be included as part of the mandatory dividend. In such case, we are required to distribute to stockholders an amount sufficient to ensure that the net amount received by stockholders, after the payment by us of applicable withholding taxes in respect of the distribution of interest on capital, is at least equal to the mandatory dividend. For further information, please see “Item 10E. Taxation” of our 2021 Form 20-F.

Our Stockholder Remuneration Policy, which was approved by the Board of Directors, establishes the monthly payment of R$0.015 per share as an advance mandatory dividend. The date used as a reference to determine which stockholders are entitled to receive such dividend in Brazil is determined based on the stockholding position registered on the last day of the preceding month. With respect to our ADSs, however, the date used to determine which stockholders are entitled to receive the monthly dividend is three days after the Brazilian reference date. In both cases, monthly dividends for a given month are paid on the first business day of the following month.

Stockholders may claim the payment of any dividend for a period of three years counted from the dividend payment date. After this period we have no responsibility whatsoever for such payment. Stockholders not residing in Brazil must register with the Central Bank so that dividends, interest on capital and other share-related amounts can be remitted abroad in foreign currency.

Currently, we pay dividends and interest on capital equivalent to or higher than the mandatory dividends, but this may not continue to happen if our stockholders decide that such distribution is not advisable in view of our financial condition. In this case, if our Fiscal Council is constituted, it must issue an opinion about that decision, and management must present a report to the CVM detailing the reasons for the suspension of the dividend payment. Profits not distributed due to a suspension of the dividend payment must be allocated to a special reserve and, if it is not absorbed by losses in subsequent years, it must be paid as dividends as soon as our financial position so permits.

Voting rights

Pursuant to our Bylaws, the holders of preferred shares and therefore of our ADSs are not entitled to vote in our general stockholders’ meetings, except in specific circumstances. Even in such circumstances, ADS holders may be subject to practical restrictions on their ability to exercise their voting rights due to additional operational steps involved in communicating with these stockholders.

According to the provisions of the ADSs deposit agreement, in the event of a general stockholders’ meeting, we will provide notice to the depositary bank, which will, to the extent practicable, send such notice to ADS holders and instructions on how such holders can participate in such general stockholders’ meeting, and ADS holders should instruct the depositary bank on how to vote in order to exercise their voting rights. This additional step of instructing the ADS depositary bank may make the process for exercising voting rights longer for ADS holders.

General Stockholder’s Meeting

The Company’s General Stockholder’s Meeting is the supreme body that brings stockholders together, either on an ordinary or extraordinary basis, through a convening notice as set forth by law. The Annual Stockholders’ Meeting is held in the first four-month period of each year, to review, discuss and vote the financial statements submitted by management, resolve on the allocation of net income for the year, payout of dividends and election of members to the Board of Directors and the Fiscal Council. Extraordinary Stockholders’ Meeting is held when convened to resolve on key matters that are not the exclusive responsibility of the Annual General Stockholders’ Meeting. The Annual Stockholders’ Meeting is open on first call with the attendance of stockholders representing at least 25% of voting capital. Any amendments to the Bylaws should be resolved on at an Extraordinary Stockholders’ Meeting, which will be open on first call with the attendance of stockholders representing at least two thirds (2/3) of the voting capital. Our meetings are held with a quorum representing approximately 90% of our voting capital.

Board of Directors

Our Board of Directors is responsible for establishing our general business guidelines, including for our subsidiaries, and holds ordinary meetings eight times per year and extraordinary meetings when necessary. It is composed of 12 members, all non-executive, and of whom 5 are deemed independent (41.67%). The turnover of the Board members is carried out in accordance with our Bylaws, which provide for the ineligibility of persons who have reached the age of 70. Members are elected annually by our stockholders.

Preemptive Right, Capital Increase and Payment for Subscribed Shares

Each stockholder has the preemptive right to subscribe for shares in any capital increase, in proportion to his equity interest, except in specific cases, in compliance with Brazilian Corporate Law. Our Bylaws authorize the Board of Directors to increase our capital stock up to a limit of 13,176,900,000 shares, of which 6,588,450,000 must be common shares and 6,588,450,000 preferred shares (authorized capital). Up to the limit of our authorized capital, shares may be issued without considering our stockholders preemptive rights if it is made: (i) for sale on a stock exchange; (ii) by public subscription; and (iii) in exchange for our shares at a public offering for acquisition of our control. Regardless of this provision, all increases in capital stock must be ratified by stockholders and approved by the Central Bank.

After the approval of the capital increase by the Central Bank, stockholders must pay the amount corresponding to subscribed shares under the terms established in the subscription documentation in connection with that capital increase. A stockholder that fails to make payments under the terms of the subscription documentation will be deemed to be in default in accordance with Brazilian Corporate Law.

Brazilian legislation does not provide for liability in capital calls, therefore the ownership interest of our stockholders may be diluted if they decide not to exercise their preemptive rights to subscribe shares in cases of capital increase.

Form and Transfer

Our shares are book-entry and Itaú Corretora de Valores S.A. is our bookkeeping service provider. Therefore, the shares issued by us are to be kept in deposit accounts, under the investor’s name.

As an alternative, the investor may also deposit shares in the B3 via a custodian institution authorized by the CVM. In such case, the B3, as central depositary, holds the shares under its name but controls the ownership of the securities through a structure of deposit accounts kept under the investors’ name. There is no distinction in the rights and obligations of stockholders, regardless of whether their shares are deposited with a broker-dealer or with B3.

Threshold Above Which Shareholder Ownership Must Be Disclosed

Brazilian regulations require that any person or group of persons representing the same interest that has directly or indirectly acquired an interest corresponding to 5.0% of any type or class of shares of a publicly traded company must disclose its share ownership to the CVM and to Brazilian stock exchanges. Any subsequent increase or decrease of 5.0% or more in ownership of any type or class of shares must be similarly disclosed.

Redemption and Withdrawal Rights

Our common shares and our preferred shares are not redeemable, except upon delisting. Pursuant to Brazilian Corporate Law, however, the approval of certain matters entitles a dissenting stockholder to withdraw from the company, such right expiring thirty days after publication of the minutes of the applicable stockholders’ meeting. This withdrawal may occur under certain conditions upon reimbursement of the value of such holder’s shares, calculated based on criteria set forth under Brazilian Corporate Law. Also, in accordance with Brazilian Corporate Law, we are entitled to reconsider any resolution that gives rise to a withdrawal within ten days following the expiration of the withdrawal period, if such exercise of withdrawal rights jeopardizes our financial stability.

Withdrawal rights are not available to stockholders whose shares have liquidity and are actively traded in the stock market in cases of merger or takeover or in case the company elects to take part in a group of companies.

Common and preferred shares should be reimbursed upon cancellation of their registration at their value, calculated based on the criteria set forth under Brazilian Corporate Law. If the resolution that gave rise to withdrawal rights was approved more than 60 days after the date when the last balance sheet was approved, the stockholder may demand that his shares be redeemed at a value based on a new balance sheet, dated up to 60 days after the date of the general meeting.

Transfer of Control and Increase of Interest in the Share Capital

Subject to the provisions of the IUPAR stockholders’ agreement, our Bylaws do not contain any provision that is intended to delay, defer or prevent a change in our shareholding control or that would operate only with respect to a merger, acquisition or corporate restructuring of our Company or its subsidiaries. However, according to Brazilian regulation all such transactions must be carried out in accordance with procedures established by CMN and be previously approved by the Central Bank.

Brazilian legislation provides that acquisition of control of a publicly held company triggers the requirement for the acquiring party to make a tender offer for all outstanding common shares, at a price equivalent to at least 80% of the price per share paid to the controlling stockholders. Additionally, our Bylaws establish the same price rule for the holders of our preferred shares. This legislation also requires our controlling stockholders to make a tender offer for all of our shares if they increase their interest in our share capital to a level that materially and negatively affects the liquidity of our shares.

AMERICAN DEPOSITARY SHARES

General

Preferred shares underlying ADSs are kept in Brazil by the custodian, Itaú Unibanco, which is the owner recorded in the register service of our preferred shares. The Bank of New York Mellon, a New York banking corporation, is the depositary of our ADS program (the “Depositary”).

Our ADSs are issued by BNY Mellon, as depositary, under a Deposit Agreement, dated as of May 31, 2001, as amended and restated on February 20, 2002, March 30, 2009, August 17, 2018, and January 13, 2020, among us, the depositary and the owners and beneficial owners of ADSs from time to time (the “Deposit Agreement”). The depositary’s principal executive office is located at 240 Greenwich Street, New York, New York 10286.

ADS holders have no stockholder rights, which are governed by Brazilian Corporate Law. The Depositary is the holder of the preferred shares underlying the ADSs. Holders of ADSs have ADS holder rights.

An investor may hold the ADSs directly, registered under his or her name, or indirectly, through a broker or another financial institution. The holders of our ADSs do not have the same rights as our stockholders and the Depositary and holders of corresponding shares in Brazil. The Deposit Agreement determines the rights and obligations of the ADS holders and is governed by New York law.

The following is a summary of the material terms of the Deposit Agreement. Because it is a summary, it does not contain all the information that may be important to the holders. For more complete information, holders should carefully read the entire form of Deposit Agreement and the form of ADR, which contain the terms of the ADSs.

Dividends and Other Distributions

The Depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on preferred shares, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of preferred shares your ADSs represent. Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted.

Cash. The Depositary will convert any cash dividend or other cash distribution the Company pays on the preferred shares into U.S. dollars if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the Deposit Agreement allows the Depositary to distribute the foreign currency only to those ADS holders who request such distribution and to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. The Depositary will not pay any holder a fraction of one cent, but will round each holder’s entitlement to the nearest whole cent.

Preferred Shares. Whenever the Depositary receives any distribution on deposited securities consisting of a dividend in, or free distribution of, preferred shares, the Depositary may deliver to the holders entitled thereto, in proportion to the number of ADSs representing those deposited securities held by them respectively, an aggregate number of ADSs representing the amount of preferred shares received as that dividend or free distribution, subject to the terms and conditions of the Deposit Agreement, including withholding of any fees, tax or governmental charge. In lieu of delivering fractional ADSs, the Depositary may sell the amount of preferred shares represented by the aggregate of those fractions (or ADSs representing those preferred shares) and distribute the net proceeds. If and to the extent that additional ADSs are not delivered and preferred shares or ADSs are not sold, each ADS shall also represent the additional preferred shares distributed on the deposited securities represented thereby.

Other distributions. Whenever the Depositary receives any distribution other than a distribution described above (but not in exchange for or in conversion or in lieu of deposited securities), the Depositary will cause the securities received by it to be distributed to the holders entitled thereto, after deduction or upon payment of any fees and any taxes, in proportion to the number of ADSs representing such deposited securities held by them respectively, in any manner that the Depositary deems equitable and practicable for accomplishing that distribution. If in the opinion of the Depositary such distribution cannot be made proportionately among the holders, or if for any other reason the Depositary deems such distribution not to be lawful and feasible, the Depositary may adopt such other method as it may deem equitable and practicable for the purpose of effecting such distribution, including, but not limited to, the public or private sale of the securities or property thus received, and distribution of the net proceeds of any such sale to the holders entitled thereto. The Depositary may sell, by public or private sale, an amount of securities or other property it would otherwise distribute that is sufficient to pay its fees and expenses in respect of that distribution. If a distribution under would represent a return of all or substantially all the value of the deposited securities underlying ADSs, the Depositary may require surrender of those ADSs and may require payment of or deduct the fee for surrender of ADSs (whether or not it is also requiring surrender of ADSs) as a condition of making that distribution.

If the Company declares a distribution in which holders of deposited securities have a right to elect whether to receive cash, Shares or other securities or a combination of those things, or a right to elect to have a distribution sold on their behalf, the Depositary may, after consultation with the Company, make that right of election available for exercise by holders in any manner the Depositary considers to be lawful and practical. As a condition of making a distribution election right available to holders, the Depositary may require satisfactory assurances from the Company that doing so does not require registration of any securities under the Exchange Act.

Rights to Purchase Additional Preferred Shares

If the Company offers holders of its securities any rights to subscribe for additional preferred shares or any other rights, the Depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses.

To the extent the Depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The Depositary will exercise or distribute rights only if the Company asks it to and provide satisfactory assurances to the Depositary that it is legal to do so. If the Depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities to subscribing ADS holders, but only if ADS holders have paid the exercise price to the Depositary. U.S. securities laws may restrict the ability of the Depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Surrender and Withdrawal

You may surrender your ADSs for the purpose of withdrawal at the Depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, and except that the Depositary will not be required to accept surrender of ADSs for the purpose of withdrawal to the extent it would require delivery of a fraction of a deposited security, the Depositary will deliver the preferred shares underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian or, at your request, risk and expense, the Depositary will deliver the deposited securities at its office or other requested locations. The Depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

Record Date

Whenever (i) a cash dividend, cash distribution or any other distribution is made on deposited securities or rights to purchase preferred shares or other securities are issued with respect to deposited securities or the Depositary receives notice that a distribution or issuance of that kind will be made, (ii) the Depositary receives notice that a meeting of holders of preferred shares will be held in respect of which the Company has requested the Depositary to send a notice, (iii) the Depositary will assess a fee or charge against ADS holders, (iv) the Depositary causes a change in the number of preferred shares that are represented by each ADS, or (v) the Depositary otherwise finds it necessary or convenient, in each case, the Depositary will fix a record date for ADS holders, which shall be the same as, or as near as practicable to, any corresponding record date set by the Company with respect to the preferred shares. Subject to the provisions the Deposit Agreement, The ADSs holders on a record date fixed by the Depositary shall be entitled to receive the amount distributable by the Depositary with respect to that dividend or other distribution or those rights or the net proceeds of sale thereof in proportion to the number of ADSa held by them respectively, to give voting instructions or to act in respect of the other matter for which that record date was fixed, or be responsible for that fee or charge, as the case may be.

Voting Rights

Pursuant to our Bylaws, the holders of preferred shares and therefore of our ADSs are not entitled to vote in our general stockholders’ meetings, except in specific circumstances. Even in such circumstances, ADS holders may be subject to practical restrictions on their ability to exercise their voting rights due to additional operational steps involved in communicating with these holders, as mentioned below.

ADS holders may instruct the Depositary how to vote the number of deposited preferred shares their ADSs represent. Upon receipt of notice of any meeting of holders of preferred shares at which holders of preferred shares will be entitled to vote, if requested in writing by the Company, the Depositary shall, as soon as practicable thereafter, disseminate to the ADSs holders a notice, the form of which shall be in the sole discretion of the Depositary, that shall contain (i) the information contained in the notice of meeting received by the Depositary, (ii) a statement that the holders as of the close of business on a specified record date will be entitled, subject to any applicable provision of Brazilian law and of the articles of association or similar documents of the Company, to instruct the Depositary as to the exercise of the voting rights pertaining to the amount of preferred shares represented by their respective American Depositary Shares (iii) a statement as to the manner in which those instructions may be given, including an express indication that instructions may be deemed given in accordance with the last sentence of paragraph (b) below, if no instruction is received, to the Depositary to give a discretionary proxy to a person designated by the Company and (iv) the last date on which the Depositary will accept instructions (the “Instruction Cutoff Date”).

Upon the written request of a holder of ADSs, the Depositary may, and if the Depositary sent a notice under the preceding paragraph will, endeavor to vote or cause to be voted the amount of preferred shares represented by those ADSs in accordance with the instructions set forth in that request. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the preferred shares other than in accordance with instructions given by holders and received by the Depositary or as provided in the following sentence.

If (i) the Company instructed the Depositary to disseminate a notice as described above, (ii) no instructions are received by the Depositary from an holder with respect to a matter and an amount of ADSs of that holder on or before the Instruction Cutoff Date and (iii) the Depositary has received from the Company, by the business day following the Instruction Cutoff Date, a written confirmation that, as of the

Instruction Cutoff Date, (x) the Company wishes a proxy to be given under this sentence, (y) the Company reasonably does not know of any substantial opposition to the matter and (z) the matter is not materially adverse to the interests of shareholders, then, the Depositary shall deem that holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to that matter and the amount of deposited preferred shares represented by that amount of ADSs and the Depositary shall give a discretionary proxy to a person designated by the Company to vote that amount of preferred shares as to that matter.

There can be no assurance that holders generally or any holder in particular will receive the notice described in above in time to enable holders to give instructions to the Depositary prior to the Instruction Cutoff Date.

Reports and Inspection of Transfer Books

The Depositary will make available for inspection at its office any reports, notices and other communications, including any proxy soliciting material, received from the Company which are both (a) received by the Depositary as the holder of the deposited securities and (b) made generally available to the holders of those deposited securities by the Company. The Company shall furnish reports and communications, including any proxy soliciting material to which Section 4.9 of the Deposit Agreement applies, to the Depositary in English, to the extent such materials are required to be translated into English pursuant to any regulations of the Commission. The Depositary will keep books for the registration of ADSs and transfers of ADSs, which shall be open for inspection by the ADSs holders at the Depositary’s Office during regular business hours, provided that such inspection shall not be for the purpose of communicating with ADSs holders in the interest of a business or object other than the business of the Company or a matter related to the Deposit Agreement or the ADSs.

Preemptive Rights

In the event of a capital increase that maintains or increases the proportion of our capital represented by preferred shares, the holders of ADSs, except as described above, have preemptive rights to subscribe only to newly issued preferred shares. In the event of a capital increase that reduces the proportion of capital represented by preferred shares, the holders of ADSs, except as described above, have preemptive rights to preferred shares in proportion to their interests and to common shares only to the extent necessary to prevent dilution of their interests.

Liability for Taxes

ADSs holders will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The Depositary may refuse to register any transfer of ADSs or allow ADSs holders to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid, and may withhold any dividends or other distributions or the proceeds thereof, or may sell for the account of the holder any part or all of the deposited securities represented by those ADSs, and may apply those dividends or other distributions or the net proceeds of any sale of that kind in payment of that tax or other governmental charge but, even after a sale of that kind, the holder shall remain liable for any deficiency. If the number of preferred shares represented by each ADS decreases as a result of a sale of deposited securities, the Depositary may call for surrender of the ADSs to be exchanged on a mandatory basis for a lesser number of ADSs and may sell ADSs to the extent necessary to avoid distributing fractions of ADSs in that exchange and distribute the net proceeds of that sale to the holders entitled to them.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The Depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so in writing by an ADS holder surrendering ADSs and subject to any conditions or procedures the Depositary may require.

If deposited securities are redeemed for cash or otherwise purchased for cash in a transaction that is mandatory for the Depositary as a holder of deposited securities, the Depositary will (i) if required, surrender deposited securities that have been redeemed to the issuer of those securities or its agent on the redemption date, (ii) disseminate a notice to the holders and (iii) distribute the money received upon that redemption to the holders entitled to it upon surrender by them of called ADSs. If the redemption affects less than all the deposited securities, the Depositary will call for surrender a corresponding portion of the outstanding ADSs and only those ADSs will automatically be converted into a right to receive the net proceeds of the redemption. The Depositary will allocate the ADSs converted under the preceding sentence among the holders pro-rata to their respective holdings of ADSs immediately prior to the redemption, except that the allocations may be adjusted so that no fraction of a converted ADS is allocated to any holder.

If there is any change in the change in nominal value of the deposited securities such as a sub-division, combination or other reclassification, or any recapitalization, reorganization, sale of assets substantially as an entirety, merger or consolidation affecting the issuer of deposited securities in which the Depositary receives new securities in exchange for or in lieu of the old deposited securities, the Depositary will hold those replacement securities as deposited securities under the Deposit Agreement. However, the Depositary may elect to sell those new deposited securities if in the opinion of the Depositary it is not lawful or not practical for it to hold those new deposited securities under the Deposit Agreement because those new deposited securities may not be distributed to holders without registration under the Exchange Act or for any other reason, at public or private sale, at such places and on such terms as it deems proper and proceed as if those new deposited securities had been redeemed.

If there is a replacement of the deposited securities and the Depositary will continue to hold the replacement securities, the Depositary may distribute new ADSs representing the new deposited securities or ask holders to surrender holders’ outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the Depositary may call for surrender or of those ADSs or cancel those ADSs upon notice to the ADS holders.

Liability of the Company and Depositary

The Deposit Agreement expressly limits the Company’s obligations and the obligations of the Depositary. Neither the Depositary nor the Company nor any of their respective directors, employees, agents, affiliates or controlling persons shall incur any liability to any holder:

(i) if by reason of (A) any provision of any present or future law or regulation or other act of the government; (B) (in the case of the Depositary only) any provision, present or future, of the articles of association or similar document of the Company; or (C) any event or circumstance, whether natural or caused by a person or persons, that is beyond the ability of the Depositary or the Company, as the case may be, to prevent or counteract by reasonable care or effort, the Depositary or the Company is prevented from, forbidden to or delayed in, or could be subject to any civil or criminal penalty on account of doing or performing and therefore does not do or perform, any act or thing that, by the terms of the Deposit Agreement or the deposited securities, it is provided shall be done or performed;

(ii) for any exercise of, or failure to exercise, any discretion provided for in the Deposit Agreement;

(iii) for the inability of any holder of ADSs to benefit from any distribution, offering, right or other benefit that is made available to holders of deposited securities but is not, under the terms of the Deposit Agreement, made available to holders; or

(iv) for any special, consequential or punitive damages for any breach of the terms of the Deposit Agreement.

Where, by the terms of a distribution to which Section 4.1, 4.2 or 4.3 of the Deposit Agreement applies, or an offering to which Section 4.4 of that Agreement applies, or for any other reason, that distribution or offering may not be made available to holders, and the Depositary may not dispose of that distribution or offering on behalf of holders and make the net proceeds available to holders, then the Depositary shall not make that distribution or offering available to holders, and shall allow any rights, if applicable, to lapse.

Neither the Company nor the Depositary assumes any obligation or shall be subject to any liability under the Deposit Agreement to holders of ADSs, except that they agree to perform their obligations specifically set forth in the Deposit Agreement without negligence or bad faith. The Depositary will not be a fiduciary or have any fiduciary duty to holders. The Depositary will not be subject to any liability with respect to the validity or worth of the deposited securities. Neither the Depositary nor the Company nor any of their respective directors, employees, agents, affiliates or controlling persons shall be under any obligation to appear in, prosecute or defend any action, suit, or other proceeding in respect of any deposited securities or in respect of the ADSs, on behalf of any holder or other person.

Neither the Depositary nor the Company will be liable for any action or non-action by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting preferred shares for deposit, any holder, or any other person believed by it in good faith to be competent to give such advice or information. Each of the Depositary and the Company may rely, and shall be protected in relying upon, any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

The Depositary will not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the Depositary or in connection with a matter arising wholly after the removal or resignation of the Depositary, provided that in connection with the issue out of which such potential liability arises, the Depositary performed its obligations without negligence or bad faith while it acted as Depositary. The Depositary will not be liable for the acts or omissions of any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of ADSs or deposited securities or otherwise. In the absence of bad faith on its part, the Depositary shall not be responsible for any failure to carry out any instructions to vote any of the deposited securities or for the manner in which any such vote is cast or the effect of any such vote. The Depositary will have no duty to make any determination or provide any information as to the tax status of the Company or any liability for any tax consequences that may be incurred by holders as a result of owning or holding ADSs. The Depositary shall not be liable for the inability or failure of holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit. No disclaimer of liability under the United States federal securities laws is intended by any provision of the Deposit Agreement.

Notices and Reports

If the Company takes or decides to take any corporate action of a kind that is addressed in the Deposit Agreement, or that effects or will effect a change of the name or legal structure of the Company, or that effects or will effect a change to the preferred shares, the Company will notify the Depositary and the custodian of that action or decision as soon as it is lawful and practical to give that notice. The notice will be in English and will include all details that the Company is required to include in any notice to any governmental or regulatory authority or securities exchange or is required to make available generally to holders of preferred shares by publication or otherwise.

If requested in writing by the Company, the Depositary will disseminate, at the Company’s expense, those notices, reports and communications to all holders or otherwise make them available to holders in a manner that the Company specifies as substantially equivalent to the manner in which those communications are made available to holders of preferred shares and compliant with the requirements of any securities exchange on which the ADSs are listed. The Company will timely provide the Depositary with the quantity of such notices, reports, and communications, as requested by the Depositary from time to time, in order for the Depositary to effect that dissemination.

Amendment and Termination

Any provisions of the Deposit Agreement may be amended by agreement between the Company and the Depositary without the consent of the holders in any respect. Any amendment that would impose or increase any fees or charges, or that would otherwise prejudice any substantial existing right of holders, will not become effective as to outstanding ADSs until the expiration of 30 days after notice of that amendment has been disseminated to holders of outstanding ADSs. Every holder, at the time any amendment so becomes effective, shall be deemed, by continuing to hold ADSs or any interest therein, to consent and agree to that amendment and to be bound by the Deposit Agreement as amended thereby.

The Company may initiate termination of the Deposit Agreement by notice to the Depositary. The Depositary may initiate termination of the Deposit Agreement if at any time 60 days shall have expired after the Depositary delivered to the Company a written resignation notice and a successor depositary has not been appointed and accepted its appointment. If termination of the Deposit Agreement is initiated, the Depositary will send to the Company and disseminate to holders of all ADSs then outstanding a notice of termination setting a date for termination, which shall be at least 90 days after the date of that notice, and the Deposit Agreement shall terminate on that termination date. At any time after the termination date, the Depositary may sell the deposited securities then held under the Deposit Agreement and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it hereunder, unsegregated and without liability for interest, for the pro rata benefit of the holders of ADSs that remain outstanding, and those holders will be general creditors of the Depositary with respect to those net proceeds and that other cash.

After the termination date, the Depositary will continue to receive dividends and other distributions pertaining to deposited securities (that have not been sold), may sell rights and other property as provided in the Deposit Agreement and will deliver deposited securities (or sale proceeds) upon surrender of ADSs. After the termination date, the Depositary will not accept deposits of preferred shares or deliver ADSs. After the termination date, (i) the Depositary may refuse to accept surrenders of ADSs for the purpose of withdrawal of deposited securities (that have not been sold) or reverse previously accepted surrenders of that kind that have not settled if in its judgment the requested withdrawal would interfere with its efforts to sell the deposited securities, (ii) the Depositary will not be required to deliver cash proceeds of the sale of deposited securities until all deposited securities have been sold and (iii) the Depositary may discontinue the registration of transfers of ADSs and suspend the distribution of dividends and other distributions on deposited securities to the holders and need not give any further notices or perform any further acts under the Deposit Agreement except as provided therein.